Filing under Rule 425 under
the Securities Act of 1933
and deemed filed under Rule 14d-9(a)
of the Securities Exchange Act of 1934
Filing by: P&O Princess Cruises plc
Subject Company: P&O Princess Cruises plc
SEC File No. of Princess: 001-15136

P&O PRINCESS CRUISES PLC PRESS RELEASE

Press Release
February 25, 2003

On February 25, 2003, P&O Princess Cruises plc issued the following press release:

25th February 2003 — Refiling of draft shareholder documents with the SEC

Following completion of the initial review of the draft shareholder documents by the US Securities and Exchange Commission (“SEC”), P&O Princess Cruises plc (“P&O Princess”) and Carnival Corporation have refiled draft shareholder documents with the SEC for further review. These documents now include 2002 proforma financials for the combined group and are available for viewing on the SEC website at www.sec.gov.

P&O Princess has also filed financial statements, including all relevant notes, for the year ended 31 December 2002 on a Form 6-K with the SEC. These are available for viewing on the SEC website and on the P&O Princess website at www.poprincesscruises.com.

The annual report and accounts for the year ended 31 December 2002 will be sent to P&O Princess shareholders shortly.

— Ends —

The directors of P&O Princess accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of P&O Princess (who have taken all reasonable care to ensure that such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

P&O PRINCESS HAS FILED REGISTRATION STATEMENTS ON FORM F-4 WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE DEEMED EXCHANGE OF P&O PRINCESS SHARES AND ISSUANCE OF THE SPECIAL VOTING SHARE IN CONNECTION WITH THE DLC TRANSACTION. THE FORMS F-4 CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE DEEMED EXCHANGE OF P&O PRINCESS SHARES AND/OR THE DLC TRANSACTION. P&O PRINCESS PLANS TO MAIL A CIRCULAR WITH RESPECT TO THE DLC TRANSACTION TO SHAREHOLDERS OF P&O PRINCESS AFTER THE FORMS F-4 HAVE BEEN DECLARED EFFECTIVE BY THE SEC. THE CIRCULAR, FORMS F-4 AND THE PROSPECTUSES WILL CONTAIN IMPORTANT INFORMATION ABOUT P&O PRINCESS, CARNIVAL, THE DEEMED EXCHANGE OF P&O PRINCESS SHARES, THE DLC TRANSACTION, THE PARTIAL SHARE OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE CIRCULAR, FORMS F-4, THE PROSPECTUSES AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DEEMED EXCHANGE OF P&O PRINCESS SHARES AND THE PARTIAL SHARE OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE DLC TRANSACTION AND THE PARTIAL SHARE OFFER. THE CIRCULAR, FORMS F-4, THE PROSPECTUSES, AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DLC TRANSACTION WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC’S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DLC TRANSACTION WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO P&O PRINCESS CRUISES PLC, 11-12 CHARLES II STREET, LONDON SW1Y 4QU, ENGLAND, ATTENTION COMPANY SECRETARY. IN ADDITION TO THE FORMS F-4, THE PROSPECTUS AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DEEMED EXCHANGE OF P&O PRINCESS SHARES IN CONNECTION WITH THE DLC TRANSACTION, P&O PRINCESS IS OBLIGATED TO FILE ANNUAL REPORTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC’S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-732-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.